Exhibit 20
     CDSI PRESS RELEASE:


                            SETTLEMENT REACHED ON DOE
                            SUPPORT SERVICES CONTRACT

     For Immediate Release: March 1, 1995
     NASDAQ Ticker Symbol: CPTD
     Contact:  Judi Kahn (301) 921-7074 or Mary Ann Mayhew (301)
               921-7053

     Computer Data Systems, Inc. announced today that it has reached a settlement agreement with the Department of Energy and DynCorp on a contract to provide Information Resources Management support services to the Department of Energy. The settlement will foreclose all litigation regarding the award of the contract.

     Under the settlement, CDSI becomes a subcontractor to DynCorp for the life of the contract, including extensions, for approximately 50 percent of the estimated level of effort. The division of work is based on the functional areas set forth in the solicitation. The expected value of the subcontract, over the three year base period and two one year options, is $120 million.

     CDSI President and Chief Executive Officer Gordon S. Glenn commented, "We are very pleased to have reached a settlement agreement with the Department of Energy and DynCorp, and look forward to providing continued services to the Department of Energy."

     CDSI and their third tier subcontractors (which include Research Management Consultants, Inc.; Z, Inc.; and PRESEARCH) will perform automated office systems support, telecommunications and network services, video, training, security, and technical assessment.

     DynCorp and their subcontractors will perform applications development and maintenance, computer center management, crisis management, field IRM, records management, and IRM planning.

     Computer Data Systems, Inc. (CDSI) provides broad-based information technology solutions for government and commercial customers. CDSI's services include systems engineering, custom software development, systems integration, data center management, proprietary applications software, CASE tools, and value-added processing. CDSI currently supports 185 contracts from 26 office locations throughout the United States.